Filed Pursuant to Rule 433

Registration Statement No. 333-288198

Pricing Term Sheet

March 5, 2026

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

€500,000,000 Floating Rate Senior Notes due 2028 (the “Floating Rate Notes”)

€500,000,000 3.450% Senior Notes due 2030 (the “Fixed Rate Notes”)

(the Floating Rate Notes together with the Fixed Rate Notes, the “Senior Notes”)

The information in this pricing term sheet supplements Fidelity National Information Services, Inc.’s (the “Issuer”) preliminary prospectus supplement, dated February 26, 2026 (the “Preliminary Prospectus Supplement”), relating to the Senior Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus, dated June 20, 2025, before making a decision in connection with an investment in the Senior Notes. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the Senior Notes

Issuer	Fidelity National Information Services, Inc.

Issuer Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB (stable/stable/stable)

Expected Issue Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Trade Date	March 5, 2026

Settlement Date**	T+3; March 10, 2026

Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Form	Clearstream/Euroclear, Book-Entry

Use of Proceeds	The Issuer intends to use the net proceeds from this offering to repay short-term indebtedness under its Term Loan Facility incurred to finance its acquisition of Global Payments’ Issuer Solutions business, with any remaining net proceeds to be used to repay outstanding borrowings under its existing commercial paper programs.

Listing	The Issuer intends to apply to list each series of Senior Notes on the New York Stock Exchange.

Joint Book-Running Managers	Goldman Sachs & Co. LLC Wells Fargo Securities International Limited Citigroup Global Markets Limited J.P. Morgan Securities plc TD Global Finance unlimited company

Passive Bookrunners

Barclays Bank PLC

Merrill Lynch International

MUFG Securities EMEA plc

U.S. Bancorp Investments, Inc.

Bank of Montreal, London Branch

Crédit Agricole Corporate and Investment Bank

Lloyds Securities Inc.

NatWest Markets Plc

PNC Capital Markets LLC

Regions Securities LLC

Truist Securities, Inc.

Senior Co-Managers	Citizens JMP Securities, LLC Fifth Third Securities, Inc.

Notice to Prospective Investors in Israel	None of this pricing term sheet, the Preliminary Prospectus Supplement or the accompanying prospectus constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and none have been filed with or approved by the Israel Securities Authority. In Israel, this pricing term sheet, the Preliminary Prospectus Supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer of the Senior Notes is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Terms Applicable to the Floating Rate Notes

Principal Amount	€500,000,000

Maturity Date	March 10, 2028

Price to Public	100.000% of principal amount

Interest Rate	Three-month EURIBOR plus 85 basis points (reset quarterly); provided that the minimum interest rate will be zero

Interest Payment and Reset Dates	March 10, June 10, September 10 and December 10 of each year, beginning on June 10, 2026

Interest Payment Determination Date	Quarterly, two Target Days prior to each Floating Rate Interest Reset Date

Day Count Convention	Actual/360

Underwriting Discount	0.300%

Redemption	Except in connection with certain tax events, the Floating Rate Notes will not be redeemable at the Issuer’s option. If any of these special tax events occur, the Issuer may redeem the Floating Rate Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the date fixed for redemption. See “Description of the Senior Notes—Redemption—Redemption for Tax Reasons” in the Preliminary Prospectus Supplement for more information.

CUSIP	31620M CH7

ISIN	XS3309699893

Common Code	330969989

Terms Applicable to the Fixed Rate Notes

Principal Amount	€500,000,000

Coupon	3.450%

Maturity Date	March 10, 2030

Price to Public	99.978% of principal amount

Benchmark Bund	OBL 2.400% due April 18, 2030

Benchmark Bund Price and Yield	100.047% / 2.387%

Spread to Benchmark Bund	+106.9 basis points

Mid-Swaps Yield	2.506%

Spread to Mid-Swaps	+95 basis points

Re-offer Yield	3.456%

Interest Payment Dates	March 10 of each year, beginning on March 10, 2027

Day Count Convention	Actual/Actual (ICMA)

Underwriting Discount	0.350%

Optional Redemption	At any time prior to February 10, 2030 (the date that is one month prior to the maturity date of the Fixed Rate Notes) (the “Par Call Date”) at a discount rate of the Comparable Government Bond Rate plus 20 basis points. At any time on or after the Par Call Date, at a price equal to 100% of the principal amount of the Fixed Rate Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the applicable redemption date.

Redemption for Tax Reasons	The Issuer may redeem the Fixed Rate Notes in connection with certain tax events. If any of these special tax events occur with respect to the Fixed Rate Notes, the Fixed Rate Notes may be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the date fixed for redemption. See “Description of the Senior Notes—Redemption—Redemption for Tax Reasons” in the Preliminary Prospectus Supplement for more information.

CUSIP	31620M CG9

ISIN	XS3309700063

Common Code	330970006

1.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

2.

** Note: We expect that delivery of the Senior Notes will be made on or about March 10, 2026, which will be on or about the third business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as “T+3”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two business days in the place of settlement unless the parties to a trade expressly agree otherwise. In addition, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, or “T+1”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Senior Notes prior to one or two business days, as applicable, before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to make such trades should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the Preliminary Prospectus Supplement in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and Preliminary Prospectus Supplement if you request it by contacting Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526, Wells Fargo Securities International Limited toll-free at +1 (800) 645-3751, Citigroup Global Markets Limited toll-free at +1 (800) 831-9146, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468, J.P. Morgan Securities LLC (for U.S. investors) collect at +1 (212) 834-4533 or TD Global Finance unlimited company toll-free at +1 (855) 495-9846.

This pricing term sheet is not a prospectus for the purposes of (i) Regulation (EU) 2017/1129, as amended or (ii) Regulation (EU) 2017/1129 as it forms part of domestic law in the U.K.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs KID or U.K. PRIIPs KID - Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or U.K. PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or the U.K.

The communication of this pricing term sheet and any other document or materials relating to the issue of the Senior Notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the U.K.’s Financial Services and Markets Act 2000, as amended. Accordingly, this pricing term sheet and any such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the U.K. This pricing term sheet and any such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the U.K., or (iv) are any other persons to whom they may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This pricing term sheet and any such other document and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing term sheet and any such other document and/or materials relate will be engaged in only with relevant persons. Any person in the U.K. that is not a relevant person should not act or rely on this pricing term sheet or any other document or materials relating to the issue of the Senior Notes or any of their contents.

Relevant stabilization regulations including FCA/ICMA will apply.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.